Exhibit 99.1

Lentuo International Announces Fourth Quarter and Full Year 2013 Financial Results

- Return to Profitability -

BEIJING, May 9, 2014 /PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the fourth quarter and full year ended December 31, 2013. Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on May 9, 2014 (8:00 p.m. Beijing time on the same day).

Full Year 2013 Financial Highlights

•     The Company regained profitability with net income of RMB23.8million ($3.9million), compared with a net loss of RMB5.5 million for the full year 2012.

•     Revenues were RMB3.3 billion ($540.6 million), flat when compared with the full year 2012.

•     The Company sold 17,561 vehicles, a 3.9% increase from 16,900 vehicles in 2012.

•     Gross margin for automobile sales increased to 4.9% in 2013 from 3.5% in 2012, while the gross margin of repair and maintenance services increased to 42.4%, compared with 41.9% in the year 2012.

•     Basic and diluted earnings per ordinary share were RMB0.37 ($0.06), this translates into basic and diluted earnings per ADS of RMB0.74 ($0.12).

“I am extremely pleased to report Lentuo’s return to profitability for the year 2013 as the positive effects of our strategy continue to gain momentum and our margins are once again growing,” commented Mr. Hetong Guo, Founder and Chairman of Lentuo International. “Our large customer base continued to expand with the sale of 17,561 vehicles throughout the year, a 3.9% increase year-over-year. By offering the very best customer service experience, we have managed to grow our historical base to over 200,000 customers; a significant platform from which we intent to build upon as we capitalize on the positive long-term fundamentals of China’s auto industry.”

“We have been focused on our new pre-owned car business venture which we believe will develop into a strong and sustainable high-margin revenue driver. With China’s pre-owned car market set to enter an explosive growth stage, we are confident that we have the required management depth and market knowledge to fully leverage our strengths as we begin the rapid and comprehensive nationwide expansion of our pre-owned car business. We intend to build a first-mover advantage by rolling out a fully-integrated online-to-offline platform leveraging our newly established certification program which will extend the high-quality customer service and extensive technical know-how that Lentuo is known for into the fast growing Chinese e-commerce world.”

Mr. Hetong Guo concluded, “With a highly fragmented pre-owned car market in China, we are eager to fully assert ourselves in this new and rapidly developing market. Meanwhile, we have been making good progress in our joint venture with Itochu and are working on securing distribution agreements with foreign high-end brands.  We eagerly look forward to the opportunities that lie ahead as we build upon the solid progress we have made so far and deliver growth to our shareholders.”

Full Year 2013 Financial Performance

Revenues for the full year 2013 were RMB3.3 billion ($540.6 million), flat when compared to the full year 2012.

Revenues from automobile sales decreased by 1.4% to RMB2.8 billion ($468.2 million) for the full year 2013 from RMB2.9 billion in 2012. The Company sold 17,561 vehicles, a 3.9% increase from 16,900 vehicles for the full year 2012. The decrease in revenues from automobile sales was primarily due to the decrease in average new vehicle unit price.

The average new vehicle unit price for the full year 2013 was RMB161, 393 ($27,195) a 5.1% decrease from RMB170,131 for the full year 2012. The decrease in new vehicle unit price was primarily due to the auto manufacturers’ introduction of popular new models which sell at lower prices but have higher margins in an effort to attract new customers. With an increasing number of car models that were previously imported now produced in China, auto dealers are able to sell them at lower prices. Lentuo began offering discounts on older car models in order to stimulate sales and clear inventory on behalf of the auto manufacturers, for which the Company is compensated and accounts for in Cost of Goods Sold.

Revenues from repair and maintenance services for the full year increased by 8.2% to RMB351.5 million ($58.1 million) from RMB325.0 million for the full year 2012. The Company serviced 200,103 vehicles, a 5.7% increase over the 189,268 vehicles serviced for the full year 2012. The increase in revenues from repair and maintenance services was primarily due to a number of marketing campaigns launched by the Company in order to promote its service offerings and improve customer satisfaction.

Cost of goods sold decreased by 1.4% to RMB3.0 billion ($490.8 million) for the full year 2013 from RMB3.0 billion in 2012.

Gross profit increased by 20.4% to RMB301.4million ($49.8 million) for the full year 2013 from RMB250.3 million for the year 2012. This was mainly due to the increase in overall gross profit margin.

Overall gross margin for the full year 2013 increased to 9.2% from 7.7% for the full year 2012. Specifically, gross margin for automobile sales increased to 4.9% from 3.5% for the full year 2012, while the gross margin of repair and maintenance services increased to 42.4% from 41.9% for the full year 2012. The increase in gross margin for automobile sales was due in part to the introduction of new popular models with higher gross margins and more favorable rebate policies by the auto manufacturers as well as the gradual recovery of

Japanese-branded car sales.  Overall gross margin increased primarily due to the increased gross margin for automobile sales.

Selling, marketing, and distribution expenses increased by 1.6% to RMB103.2 million ($17.0 million) for the full year 2013 from RMB101.5 million for the full year 2012. As a percentage of revenues, selling, marketing and distribution expenses was 3.2%, a slight increase from 3.1% during the full year 2012. Selling, marketing and distribution expenses as a percentage of revenue remained essentially flat despite the addition of a new dealership during the quarter, demonstrating the Company’s effective cost control policies.

General and administrative expenses increased by 11.3% to RMB70.5 million ($12.0 million) for the full year 2013 from RMB63.3 million for the full year 2012. The increase was primarily due to the addition of the new FAW-Volkswagen flagship store and the hiring of additional staff by the JV with Itochu. As a percentage of revenues, general and administrative expenses increased to 2.2% for the full year 2013 from 1.9% for the full year 2012.

Operating income for the year 2013 increased by 116.7% to RMB131.1 million ($21.7 million) from RMB60.5 million for the full year 2012.

Operating margin for the full year 2013 increased to 4.0% from 1.9% for the full year 2012. The increase in operating margin was primarily attributable to the 150 basis point increase in overall gross margin and the 50 basis point decrease in operating expenses as a percentage of revenue.

Income tax expenses for the full year 2013 increased to RMB36.5 million ($6.0 million), from RMB12.2 million for the full year 2012.

Net income attributable to controlling interest was RMB23.8 million ($3.9 million) for the full year 2013, compared with a net loss of RMB5.5 million in 2012.

Basic and diluted earnings per ordinary share were RMB0.37 ($0.06) for the full year 2013 compared with basic and diluted loss per ordinary share of RMB0.09 for the full year 2012. This translates into basic and diluted earnings per ADS of RMB0.74 ($0.12) for the full year 2013. Each ADS represents two ordinary shares.

Fourth Quarter 2013 Financial Performance

Revenues for the three months ended December 31, 2013 decreased by 2.1% to RMB858.8 million ($141.9 million) from RMB877.1 million in the fourth quarter of 2012.

Revenues from automobile sales increased by 2.6% to RMB779.8million ($128.8 million) during the fourth quarter of 2013from RMB760.0 million during the same period in 2012. The Company sold 4,891 vehicles, a 9.1% increase from 4,484 vehicles in the fourth quarter of 2012. The increase was primarily due to the inclusion of the Company’s FAW-Volkswagen flagship store which was officially opened in mid-July 2013 and contributed to revenue with the sale of 320 vehicles during the fourth quarter. Sales of Japanese cars continued to show signs of improvement.

The average new vehicle unit price for the fourth quarter of 2013 was RMB161,481 ($26,675), a 6.7% decrease from RMB173,085 in the same period in 2012. The decrease in new vehicle unit price was primarily due to the auto manufacturers’ introduction of popular new models which sell at lower prices but have higher margins in an effort to attract new customers. With an increasing number of car models that were previously imported now produced in China, auto dealers are able to sell them at lower prices. Lentuo began offering discounts on older car models in order to stimulate sales and clear inventory on behalf of the auto manufacturers, for which the Company is compensated and accounts for in Cost of Goods Sold.

Revenues from repair and maintenance services in the fourth quarter of 2013 decreased by 28.2% to RMB64.2 million ($10.6 million) from RMB89.4 million during the same period in 2012. The Company serviced 53,988 vehicles during the three months ended December 31, 2013, a 13.9% increase from the 47,393 vehicles serviced in the fourth quarter of 2012. The decrease in revenues from repair and maintenance services was primarily due to the introduction of free-of-charge services such as oil changes in order to attract customers and improve customer satisfaction.

	Revenues (in thousands of Renminbi)		% Increase
	4Q 13	4Q 12	(Decrease)
Sales of automobiles
Beijing	646,620	639,792	1.1%
Outside Beijing	133,182	120,231	10.8%
Total	779,802	760,023	2.6%

Repair and maintenance services
Beijing	43,496	72,961	(40.4)%
Outside Beijing	20,733	16,485	25.8%
Total	64,229	89,446	(28.2)%

	Revenues (in thousands of Renminbi)		% Increase
	4Q 13	4Q 12	(Decrease)
Sales of automobiles
German Branded	479,800	580,714	(17.4)%
Japanese Branded	300,002	179,309	67.3%
Total	779,802	760,023	2.6%

Repair and maintenance services
German Branded	31,108	57,276	(45.7)%
Japanese Branded	33,121	32,170	3.0%
Total	64,229	89,446	(28.2)%

	Percent of Total Revenues
Revenue Category	4Q 13	4Q 12
Sales of automobiles	90.8%	86.7%
Automobile repair and maintenance services	7.5%	10.2%
Sales of leased automobiles	1.2%	1.8%
Other services	0.5%	1.3%
Total	100%	100%

Cost of goods sold decreased by 3.2% to RMB794.7 million ($131.3 million) in the fourth quarter of 2013 from RMB820.9 million in the same period of 2012.The decrease was primarily a result of lower revenue.

Gross profit increased by 14% to RMB64.2million ($10.6million) in the fourth quarter of 2013 from RMB56.3 million in the same quarter of 2012. The increase in gross profit was mainly due to the increase in overall gross margin.

Overall gross margin for the fourth quarter of 2013 increased to7.5% from 6.4% in the fourth quarter of 2012. Specifically, the gross margin for automobile sales increased to 5.1% in the fourth quarter of 2013 from 2.6% in the same period of 2012, while the gross margin of repair and maintenance services increased to 57.8%, compared with 31.6% for the same period in 2012. The increase in gross margin for automobile sales was due in part to the introduction of new popular models with higher gross margins and more favorable rebate policies by the auto manufacturers as well as the gradual recovery of Japanese-branded car sales.. Gross margin for automobile repair and maintenance services increased due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-margin products. Overall gross margin increased primarily due to the increase in gross margin of new car sales and repair and maintenance services.

Selling, marketing, and distribution expenses decreased by 46.2% to RMB19.1 million ($3.2 million) in the fourth quarter of 2013 from RMB35.6 million during the same period of 2012. The decrease was primarily due to the abnormally high marketing and advertising expenses seen during fourth quarter of 2012 caused by intense market competition during the strain in Sino-Japanese relations. As a percentage of revenues, selling, marketing and distribution expenses decreased to 2.2% in the fourth quarter of 2013 from4.1% in the fourth quarter of 2012.

General and administrative expenses decreased by 20.6% to RMB12.8 million ($2.5million) in the fourth quarter of 2013 from RMB16.2 million during the same quarter of 2012.The decrease was primarily due to the effectiveness of the Company’s cost controls. As a percentage of revenues, general and administrative expenses decreased to 1.5% in the fourth quarter of 2013, compared to 1.8% during the fourth quarter of 2012.

Operating income for the fourth quarter of 2013 was RMB31.5 million ($5.2 million), comparing with an operating loss of RMB21.4 million for the same period in 2012.

Operating margin for the fourth quarter of 2013 was positive 3.7%, compared with negative 2.4% for the same quarter in 2012. The increase in operating margin was primarily attributable to the 110 basis point increase quarter-over-quarter in overall gross margin and the 500 basis point decrease quarter-over-quarter in operating expenses as a percentage of revenue.

Income tax expenses during the fourth quarter of 2013 were RMB15.7 million ($2.6 million), compared to an income tax benefit of RMB0.7 million during the fourth quarter of 2012.

Net loss attributable to controlling interest was RMB7.1 million ($1.2 million) during the fourth quarter of 2013, compared with a net loss of RMB24.3 million for the same period in 2012.

Basic and diluted loss per ordinary share were RMB0.11 ($0.02) for the fourth quarter of 2013, compared with basic and diluted loss per ordinary share of RMB0.41for the fourth quarter of 2012. This translates into basic and diluted loss per ADS of RMB0.22 ($0.04) in the fourth quarter of 2013. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding remained at 65,137,912 as of December 31, 2013.

Liquidity and Capital Resources

As of December 31, 2013, the Company had cash and cash equivalents of RMB266.6 million ($44.0 million), compared with RMB318.9 million as of December 31, 2012.

Expansion Strategy Update

The Company recently laid out its strategy for a rapid and comprehensive nationwide expansion of its pre-owned car business. Lentuo intends to quickly build a first-mover advantage through the roll-out of an online-to-offline (“O2O”) platform leveraging its extensive technical know-how, loyal customer base, sophisticated equipment, and experienced management team.

Lentuo is currently in the process of converting an existing new car showroom in South Beijing into a fully integrated pre-owned flagship store for mid-to-high end cars that will privilege customer experience, reliability and extensive choice. The flagship store will be at the center of the Beijing Economic and Technological Development Area (“BDA”), a state-level development zone that includes a large, heavily trafficked office complex with a number of foreign and domestic Fortune 500 companies and an exclusive housing community. The store will benefit from a concentrated high-income population and favorable government policies for firms located within the BDA. The online side of the platform will employ extensive IT resources to continuously enhance the O2O platform and build big data analytical tools.

To finance the nationwide expansion of its pre-owned car business, Lentuo signed a strategic agreement with China Orient Tiantong Capital Management Ltd. (“Orient Tiantong”), a subsidiary of China Orient Asset Management Corporation, a major state-owned financial asset management company. Orient Tiantong’s experienced management team will leverage the vast financial resources of China Orient Asset Management Corporation, its branches in

26 cities across China, and its extensive local market knowledge, to help Lentuo build and geographically expand its pre-owned car business throughout China.

To support its pre-owned car business and further increase confidence and transparency in pre-owned industry, Lentuo has launched a quality certification program. Lentuo’s mid- to high-end pre-owned cars will receive a complete technical inspection and analysis to ensure they have no significant frame or internal damage, are in excellent working order and meet or exceed generally accepted standards for a particular make and model. Only those cars that successfully pass this inspection will be offered for sale. This will provide much needed price transparency, increase buyer confidence and make financial institutions more comfortable in financing purchases and managing credit risk. These cars, labeled Lentuo Certified Quality, will be sold through the O2O platform announced by the Company on March 3, 2014, which will incorporate the Company’s flagship showroom in Beijing and additional pre-owned dealerships to be opened as the Company expands geographically.

The Company’s joint venture agreement with Itochu, a Fortune Global 500 company, is currently fully operational and in the process of obtaining the rights to other high-end car brands and optimizing its management structure.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on May 9, 2014 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-8416
International Dial In	+1480-629-9808

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on May 9, 2014 through 11:59 p.m. Eastern Daylight Time on May 16, 2014. The dial-in details for the replay are:

U.S. Toll Free	+1877-870-5176
International Dial In:	+1858-384-5517
Passcode:	4682508

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.0537 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December31, 2013.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shops and one car leasing company.

Website: http://lentuo.investorroom.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
Acting CFO
Lentuo International Inc.
Telephone +86 139 1029 1120
Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86 10 5900 1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	Dec 31, 2012	Dec 31, 2013
	RMB	RMB	US$
Revenues
Sales of automobiles	760,023	779,802	128,814
Automobile repair and maintenance services	89,446	64,229	10,610
Sales of leased automobiles	16,091	10,001	1,652
Other services	11,570	4,811	795
Total revenues	877,130	858,843	141,871
Cost of goods sold
Sales of automobiles	(740,199)	(739,770)	(122,201)
Automobile repair and maintenance services	(61,194)	(27,112)	(4,479)
Sales of leased automobiles	(18,920)	(27,282)	(4,507)
Other services	(542)	(519)	(85)
Total cost of goods sold	(820,855)	(794,683)	(131,272)
Gross profit	56,275	64,160	10,599
Operating expenses
Selling, marketing and distribution expenses	(35,569)	(19,133)	(3,161)
General and administrative expenses	(16,177)	(12,840)	(2,401)
Loss from impairment of intangible assets	(26,450)	(1,700)	(281)
Total operating expenses	(78,196)	(33,673)	(5,562)
Other income, net	476	1,036	171
Operating income	(21,445)	31,523	5,208
Interest expenses	(12,170)	(20,700)	(3,419)
Income before income tax expenses	(33,615)	10,823	1,788
Income tax expenses	745	(15,743)	(2,601)
Net income and comprehensive income	(32,870)	(4,920)	(813)
Net income and comprehensive income attributable to non-controlling interest	(8,583)	2,173	359
Net income and comprehensive income attributable to controlling interest	(24,287)	(7,093)	(1,172)
Earnings per ordinary share:
Basic and diluted earnings per ordinary share	(0.41)	(0.11)	(0.02)
Weighted average ordinary shares outstanding:
Basic and diluted	58937912	65137912	65137912

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	FY12	FY13
	RMB	RMB	US$
Revenues
Sales of automobiles	2,875,213	2,834,219	468,180
Automobile repair and maintenance services	324,974	351,508	58,065
Sales of leased automobiles	35,635	56,886	9,397
Other services	29,465	30,123	4,975
Total revenues	3,265,287	3,272,736	540,617
Cost of goods sold
Sales of automobiles	(2,774,529)	(2,695,041)	(445,189)
Automobile repair and maintenance services	(188,859)	(202,633)	(33,473)
Sales of leased automobiles	(50,068)	(72,283)	(11,940)
Other services	(1,499)	(1,415)	(234)
Total cost of goods sold	(3,014,955)	(2,971,372)	(490,836)
Gross profit	250,332	301,364	49,781
Operating expenses
Selling, marketing and distribution expenses	(101,544)	(103,207)	(17,049)
General and administrative expenses	(63,295)	(70,476)	(11,642)
Loss from impairment of intangible assets	(26,450)	(1,700)	(281)
Total operating expenses	(191,289)	(175,383)	(28,971)
Other income, net	1,475	5,137	849
Operating income	60,518	131,118	21,659
Interest expenses	(66,538)	(66,975)	(11,063)
Income before income tax expenses	(6,020)	64,143	10,596
Income tax expenses	(12,199)	(36,491)	(6,028)
Net income and comprehensive income	(18,219)	27,652	4,568
Net income and comprehensive income attributable to non-controlling interest	(12,761)	3,825	632
Net income and comprehensive income attributable to controlling interest	(5,458)	23,827	3,936
Earnings per ordinary share:
Basic and diluted earnings per ordinary share	(0.09)	0.37	0.06
Weighted average ordinary shares outstanding:
Basic and diluted	58937912	65137912	65137912